UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark one)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the transition period from              to
Commission File Number 1-32743

A.	Full title of the plan and address of the plan, if different from the issuer named below:
EXCO RESOURCES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:
EXCO Resources, Inc.
12377 Merit Dr., Suite 1700
Dallas, TX 75251

EXCO RESOURCES, INC. 401(K) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the 401(k) Investment Committee of the
EXCO Resources, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the EXCO Resources, Inc. 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits include performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WHITLEY PENN LLP

We have served as the Plan’s auditor since 2015.

Dallas, Texas
June 22, 2018

 EXCO RESOURCES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS
Investments, at fair value:
EXCO Resources, Inc. common stock	$8,557	$268,300
Mutual funds of registered investment companies	46,636,401	45,269,888
Total investments at fair value	46,644,958	45,538,188
Guaranteed Income Fund, at contract value	14,261,657	14,642,143
Total investments	60,906,615	60,180,331
Receivables:
Notes receivable from participants	274,050	432,368
Employer contributions	14,697	—
Participant contributions	34,090	34,081
Total receivables	322,837	466,449
Net assets available for benefits	$61,229,452	$60,646,780
The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions to (reductions from) net assets available for plan benefits attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$7,285,101	$3,165,907
Interest and dividends	802,194	938,339
Other income	76,902	60,762
Total investment income (loss)	8,164,197	4,165,008
Interest on notes receivable from participants	14,371	25,887
Contributions:
Employer, net of forfeitures	184,746	—
Participant	1,691,124	2,036,613
Rollover	6,821	153
Total contributions	1,882,691	2,036,766
Total investment income (loss) and contributions	10,061,259	6,227,661
Deductions from net assets attributed to:
Benefits paid to participants	9,416,632	24,049,057
Other deductions and expenses	61,955	71,094
Total deductions	9,478,587	24,120,151
Increase (decrease) in net assets available for benefit	582,672	(17,892,490)
Net assets available for benefits:
Beginning of year	60,646,780	78,539,270
End of year	$61,229,452	$60,646,780
The accompanying notes are an integral part of these financial statements.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

1 - Description of the Plan
Plan Description
The EXCO Resources, Inc. 401(k) Plan (the “Plan”), formerly known as EXCO Resources, Inc. Employee Savings Trust, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan was established on January 1, 1999 and restated on January 1, 2016. The Plan is sponsored by EXCO Resources, Inc. (the “Company” or “Plan Sponsor”). Prudential Bank and Trust Company, FSB is the Trustee (the “Trustee” or “Prudential”) of the Plan and Prudential Retirement Insurance and Annuity Company (the “Administrator”) is the record-keeper for the Plan. The following descriptions provide only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Participant Accounts and Eligibility
Employees become eligible for participation at the age of 18 and upon completing 30 days of eligible service, as defined by the Plan document. Subject to certain limitations on annual contributions, each participant’s account is credited with employee salary deferrals, Company matching and discretionary contributions, if any, and an allocation of Plan earnings and administrative expenses related to loan and distribution fees, if applicable.
Contributions
Each year, a participant may elect to contribute a portion of his or her pretax compensation up to 50%, subject to certain maximum limitations imposed by the Internal Revenue Code (“IRC”) ($18,000 for the calendar years ended both 2017 and 2016). Employees who are eligible to make elective deferrals under the Plan and who have attained the age of 50 before the close of the plan year are also eligible to make catch-up contributions subject to the maximum limitation imposed by the IRC ($6,000 for the calendar years ended both 2017 and 2016). Rollover contributions representing distributions from other qualified defined benefit or contribution plans are permitted and may be made prior to meeting the eligibility requirements for participation in the Plan.
The Plan Sponsor suspended its matching program effective January 1, 2016 in response to depressed oil and natural gas prices, which have negatively impacted its business and operations. The Plan Sponsor reinstated its matching program effective January 1, 2017 in which it will match 100% of employee contributions up to a maximum of 3% of each employee's pay. Beginning January 1, 2018, the Plan Sponsor will match 100% of employee contributions up to a maximum of 4% of each employee's pay.
Employees are automatically enrolled in the Plan with a contribution of 3% of compensation, unless otherwise directed. Additionally, unless the participant specifically elects otherwise, the automatic deferrals will be increased by 1% of compensation each year of the anniversary of enrollment date, to a maximum deferral rate of 6%. Automatic enrollment deferrals are defaulted into a moderate risk tolerance fund based on the participant’s age.

Vesting
Participants vest in their Company matching contributions, if any, plus actual earnings thereon based on the following schedule:

One-year anniversary of hire	25%
Two-year anniversary of hire	50%
Three-year anniversary of hire	75%
Four-year anniversary of hire	100%
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to 50% of their vested account balance, not to exceed $50,000. Note terms may not exceed a period of five years or, in the case of a loan to acquire or construct the primary residence of a participant, may not exceed a period of 10 years. Prior to 2009, a note to acquire or construct the primary residence was allowed a repayment period used by commercial lenders for similar loans. The notes receivable from participants are secured by the balance in the participant’s account and bear interest at the prime rate plus 1.00%, as defined by the Participant Loan Policy. Repayments are made through payroll deductions and are reinvested in the participant accounts according to individual investment elections. At December 31, 2017, maturity dates on existing notes receivable from participants ranged from January 2018 through March 2026 and had an interest rate between 4.25% and 5.25%.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

Effective January 1, 2015, new loans are allowed for hardship situations only. These include: (1) uninsured medical expenses incurred by the participant, their spouse or dependents; (2) purchase or construction (excluding mortgage payments) of a principal residence of the participant; (3) post-secondary tuition expenses incurred by the participant, their spouse or dependents; (4) preventing eviction of the participant from his or her principal residence or foreclosure upon the mortgage of the participant’s principal residence; (5) funeral or burial expenses for the participant’s deceased parent, participant’s spouse, children or dependents; or (6) expenses to repair damage to the participant’s principal residence that would qualify for the casualty income tax deduction. Additionally, participants may not have more than one loan outstanding from the Plan at any given time.
Investment Options
The Plan provides for contributions to be invested by the Trustee among a variety of mutual fund options and a guaranteed income fund, in accordance with participant investment elections and the provisions of the trust agreement. Effective January 1, 2015, the EXCO Resources, Inc. common stock is no longer offered as an investment option within the Plan. Participants with existing holdings of the EXCO Resources, Inc. common stock are able to maintain their holdings until such time as they are reallocated within the Plan by the participant or taken as a distribution by the participant, but will not be able to increase their holdings after the effective date.
Participants may direct their contributions and account balances to the Guaranteed Income fund, as further discussed in "Note 4 - Guaranteed Income Fund", along with a variety of mutual funds of registered investment companies.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of such termination of the Plan, the net assets of the Plan would be distributed among the participants in accordance with ERISA.
Partial Plan Termination
The Company determined the reductions in its workforce during 2015 and early 2016 resulted in a partial termination of the Plan.  Accordingly, affected participants were granted 100% vesting of account balances.
Benefit Payments
Participants withdrawing amounts from their account during the year for reasons of disability, retirement, death (withdrawn by participant’s estate), or termination are entitled to their vested account balance. For vested account balances greater than $5,000, participants may elect a distribution in the form of rollovers, lump sums, installment payments, or partial withdrawals. Upon termination, vested account balances less than $5,000 may be automatically distributed to the applicable terminated participant. In-service distributions are permitted for participants who have either reached age 59 1/2 or who qualify for a hardship distribution.
Forfeitures
The Plan allows for the forfeited balances of terminated participants’ non-vested accounts to be utilized to reduce employer contributions or pay Plan expenses. At December 31, 2017 and 2016, unallocated forfeiture balances were $23,429 and $264,971, respectively. The forfeiture balance will be utilized to reduce employer contributions in 2018. The true-up employer contribution made in February 2018 was fully funded by using the forfeiture balance. The ending unallocated forfeiture balance at year end was increased with additional forfeitures in January 2018 allowing this contribution.
Administrative Expenses
Employees of the Company perform certain administrative functions with no compensation from the Plan. Other administrative expenses are paid by the Plan, including investment expenses relating to the purchase or sale of directed investment options, which are paid for directly by participant accounts.

2 - Summary of Significant Accounting Policies

Basis of Accounting

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

The financial statements of the Plan are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Estimates and Assumptions
The preparation of financial statements in conformity with U.S. GAAP requires the Plan’s management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, changes therein, and associated disclosures. Accordingly, actual results may vary from the estimates used in preparing the accompanying financial statements.
Investment Valuation and Income Recognition
The Plan's investments are recorded at fair value (except for fully benefit-responsive investment contracts, which are recorded at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 3 - Fair Value Measurements" for discussion of fair value measurements. Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. See "Note 4 - Guaranteed Income Fund" for discussion of the fully benefit-responsive investment contract.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net realized gains or losses on investments are the difference between the proceeds received upon the sale of investments and the market value of investments as of the end of the preceding year or the average cost of those assets if acquired during the current year. Unrealized appreciation or depreciation of investments represents the increase or decrease in market value during the year.
Payment of Benefits
Benefits are recorded when paid.
Risks and Uncertainties
These investments are subject to market or credit risks customarily associated with debt and equity investments. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Related fees are recorded as investment expenses and are expensed when incurred. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document; accordingly, no allowance for credit losses is necessary.

3 - Fair Value Measurements
The Plan discloses fair value measurements in accordance with the FASB Accounting Standards Codification ("ASC") Topic 820 which establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.
Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Observable inputs other than quoted prices within Level 1 for similar assets and liabilities. These include quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data. If the asset or liability has a specified or contractual term, the input must be observable for substantially the full term of the asset or liability.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
In establishing a fair value hierarchy for the Plan’s investments, in accordance with FASB ASC Topic 820, the following value methodologies were used for each type of investment:
Mutual funds of registered investment companies: Valued at the daily closing prices as reported by the fund. Daily closing prices are based on the net asset value ("NAV") of the fund.
EXCO Resources, Inc. common stock: Valued at the daily closing price as reported on the active market on which shares of EXCO Resources, Inc. common stock are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.
Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$46,636,401	$—	$—	$46,636,401
EXCO Resources, Inc. common stock	8,557	—	—	8,557
Total investments	$46,644,958	$—	$—	$46,644,958

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$45,269,888	$—	$—	$45,269,888
EXCO Resources, Inc. common stock	268,300	—	—	268,300
Total investments	$45,538,188	$—	$—	$45,538,188

4 - Guaranteed Income Fund
During 2017 and 2016, the Plan invested in a Guaranteed Income Fund ("GIF") with Prudential. The GIF is a fully benefit-responsive contract and is valued at contract value. Accordingly, the contract meets all of the following criteria:

a.
The investment contract is affected directly between the GIF and the issuer and prohibits the GIF from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the contract require all permitted participant-initiated transactions with the GIF to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.
An event that limits the ability of the GIF to transact at contract value with the issuer (for example, premature termination of the contracts by the GIF, plant closings, layoffs, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the GIF to transact at contract value with the participants in the GIF must be probable of not occurring.

EXCO RESOURCES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017 and 2016

e. The GIF itself must allow participants reasonable access to their funds.
The estimated contract value of the GIF as of December 31, 2017 and 2016 was $14,261,657 and $14,642,143, respectively.
Contract value is the relevant measure attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The concept of a value other than contract value does not apply to this contract even upon a discontinuance in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The Plan owns a promise to pay interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.
There are no events that limit the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

5 - Tax Status
The Company has adopted the Prudential Insurance Company of America Prototype Non-Standardized Profit Sharing Plan, which was most recently approved by the Internal Revenue Service ("IRS") on April 29, 2014, for use by employers as a qualified plan. The Plan is qualified under Section 401(a) of the IRC and is exempt from federal income taxation. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan continues to be qualified and the related trust is tax exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Department of Labor ("DOL") or IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6 - Transactions with Parties-in-Interest
The Plan investments also include shares of mutual funds and a guaranteed income fund managed by Prudential. Prudential acted in its capacity as a Trustee to the Plan during the year; therefore, these investments qualify as party-in-interest investments, but are exempt from the prohibited transaction rules. Transactions in the Company’s common stock qualified as parties-in-interest transactions, which were also exempt from the prohibited transaction rules. Effective January 1, 2015, the common stock of the Company is no longer offered as an investment option within the Plan. Additionally, the Plan holds notes receivable from participants which constitute party-in-interest transactions, and which are also exempt.
During 2017, the Plan had no purchases of the Company's common stock and had sales of the Company's common stock of $20,517. During 2016, the Plan had no purchases of the Company's common stock and had sales of the Company's common stock of $156,721. In addition, during 2017, the Plan had purchases and sales of funds managed by Prudential of $4,515,839 and $5,806,977, respectively. During 2016, the Plan had purchases and sales of funds managed by Prudential of $7,352,045 and $12,428,748, respectively.

7 - Reconciliation of Financial Statements to Form 5500
There are no reconciling items between the net assets reported in the audited financial statements and the Schedule H of the Form 5500 for the years ended December 31, 2017 or 2016.

8 – Subsequent Events
In accordance with FASB ASC 855, “Subsequent Events,” the Company has evaluated events of transactions occurring after December 31, 2017, the Statement of Net Assets Available for Benefits date, through June 22, 2018, the date the financial statements were issued, and determined no such events or transactions which would impact our financial statement for the year ended December 31, 2017.

Employer Voluntary Reorganization

On January 15, 2018, the Plan’s sponsor, EXCO Resources, Inc. and certain of its subsidiaries, including EXCO Services, Inc., EXCO Partners GP, LLC, EXCO GP Partners OLP, LP, EXCO Partners OLP GP, LLC, EXCO Operating Company, LP, EXCO Midcontinent MLP, LLC, EXCO Holding (PA), Inc., EXCO Production Company (PA), LLC, EXCO Resources (XA), LLC, EXCO Production Company (WV), LLC, EXCO Land Company, LLC, EXCO Holding MLP, Inc., Raider Marketing, LP and Raider Marketing GP, LLC (collectively, together with the Company, the “Debtors”), filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code (“Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (“Court”). The Chapter 11 Cases are being jointly administered under the caption In Re EXCO Resources, Inc., Case No. 18-30155 (MI) (“Chapter 11 Cases”). The Debtors continue to operate the business as “debtors-in-possession” under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. The Chapter 11 Cases did not impact the status of the Plan. The assets of the Plan are held in trust for the benefit of Plan participants and beneficiaries. Plan assets are not part of the Debtors’ bankruptcy estate and are not subject to the claims of the Debtors’ creditors.

SUPPLEMENTAL SCHEDULE
EXCO RESOURCES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT YEAR END)
EMPLOYER ID NUMBER: 74-1492779, PLAN NUMBER 001
DECEMBER 31, 2017

(a)	(b) Identity of Issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
	Mutual funds of registered investment companies:
*	Prudential Investments LLC	Prudential Jennison Mid Cap Growth Fund Class Q	$2,185,656
	John Hancock Advisers, LLC	John Hancock Disciplined Value Fund R4	6,438,251
*	Prudential Investments LLC	Prudential QMA Stock Index I	1,199,654
	Victory Capital Management Inc.	Victory Sycamore Established Value Fund I	1,980,495
*	Prudential Investments LLC	Prudential QMA Small-Cap Value Z	2,113,584
	Franklin Advisers, Inc.	Franklin Growth Advantage Fund	6,890,819
	Vanguard Group, Inc.	Vanguard Mid Cap Index Fund	747,964
	Capital Research and Management Company	American Funds EuroPacific Growth Fund R4	6,484,105
	OFI Global Asset Management	Oppenheimer Developing Markets Fund Y	2,527,770
	OFI Global Asset Management	Oppenheimer International Small-Mid Company Y	614,829
*	Prudential Investments LLC	Prudential Global Real Estate Fund Class Q	1,843,809
	T. Rowe Price Associates, Inc.	T. Rowe Price New Era Fund	1,807,551
	Pioneer Investment Management Inc	Pioneer Strategic Income Fund Y	226,188
	Vanguard Group, Inc.	Van Small Cap Index Admir	609,281
*	Prudential Investments LLC	Prudential Total Return Bond Q	2,866,046
	JP Morgan Investment Advisors Inc.	JP Morgan Government Bond Fund A	2,638,502
	Pacific Investment Management Co LLC	PIMCO Foreign Bond Fund	2,303,032
	Harris Associates L.P.	Oakmark Equity and Income Fund	947,106
	Janus Capital Management LLC	Janus Triton Fund T	2,211,759
	Total mutual funds of registered investment companies		46,636,401

	Guaranteed income fund:
*	Prudential Retirement Insurance and Annuity Co.	Guaranteed Income Fund	14,261,657

	Plan Sponsor stock:
*	EXCO Resources, Inc.	EXCO Resources, Inc. common stock	8,557

	Notes receivable from participants:
*	Participant loans	Interest rates are 4.25% and 5.25% with maturities of January 2018 through March 2026	274,050

		Total assets held for investment purposes	$61,180,665

*	Party-in-interest
Note: Category (d) cost of the investments is excluded from this schedule as all investments are participant directed.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, a trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

EXCO RESOURCES, INC. 401(K) PLAN

Date:	June 22, 2018

/s/ Brian N. Gaebe
Brian N. Gaebe
Chief Accounting Officer and Corporate Controller

Exhibit Index

NUMBER	Exhibit

23.1*	Consent of Whitley Penn LLP

*	included herewith